FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Material Change Reports (3) for diamond exploration acquisitions in the North West Territories, Canada.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: August 22, 2005

BY:

/s/ “Chris Robbins”

It’s       Vice President

ANGLO SWISS RESOURCES INC.

SUITE 1904 - 837 WEST HASTINGS STREETt

VANCOUVER, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

August 22, 2005

VIA EDGAR

Securities & Exchange Commission

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

/s/ “Chris Robbins”

Vice  President

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER:

Section 85(1) of the Act (British Columbia)

Section 146(1) of the Act (Alberta)

ITEM 1. Reporting Issuer

Anglo Swiss Resources Inc.

#1904 – 837 West Hastings Street

Vancouver, British Columbia,  V6C 3N7

Phone: 604-683-0484

ITEM 2. Date of Material Change

June 22, 2005*

ITEM 3. Press Release

The Press Release was issued in Vancouver, British Columbia, on June 22, 2005 via CCN Mathews News Service.

ITEM 4. Summary of Material Change

The Company announced that it that agreement has been negotiated for the Company to purchase a 100% interest in the TILL 1-7 mineral claims (16,631.31 acres), located approximately 110 kilometers northwest of Yellowknife, NWT.

ITEM 5. Full Description of Material Change

Anglo Swiss has agreed to purchase the TILL claims from three Yellowknife prospectors, the “Vendors”, (M. Braden, L. Dewar and T. Teed), for 900,000 common shares and $20,000; subject to receiving regulatory approval.  The Vendors retain 2% gross overriding royalty (“GORR”) on any diamond production, of which Anglo Swiss may purchase 1% point for $1,000,000.  A kimberlite “discovery bonus” is included by which the Company will pay to the Vendors 150,000 common shares for each new kimberlite discovered.

* Exchange approval received on July 20, 2005.

ITEM 6. Confidential Report

Not applicable.

ITEM 7. Omitted Information

Not applicable.

ITEM 8 Senior Officers

For further information please contact:

 Chris Robbins

 Vice-President

 #1904 – 837 West Hastings Street

 Vancouver, BC  V6C 3N7

 Tel: (604) 683-0484. email: angloswiss@shaw.ca

ITEM 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 27th day of July, 2005.

ANGLO SWISS RESOURCES INC.

Per:

/s/  “Chris Robbins”

Chris Robbins

Director

cc: TSX Venture Exchange

News Release dated June 22, 2005-08-22

ANGLO SWISS RESOURCES ACQUIRES NWT DIAMOND CLAIMS

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin - AMO) is pleased to report that agreement has been negotiated for the Company to purchase a 100% interest in the TILL 1-7 mineral claims, located approximately 110 kilometers northwest of Yellowknife, NWT.

The TILL claims cover dispersion trains of kimberlite indicator minerals identified in till sampling programs.  The Company’s new claims lie within a region of active diamond exploration by other diamond explorers and are midway between the Crosslake area kimberlites (Ashton, DeBeers, Diamonds North, et al) and the “Big Hole” target (GGL Diamond).

The Anglo Swiss TILL claims are underlain by the Slave Craton which hosts producing diamond mines at Lac de Gras (Ekati and Diavik Mines) some 200 kilometers to the north-east.  The Company is compiling historic data from earlier exploration in the area and will use the information along with new results to design exploration for the source of the indicator mineral trains.

Anglo Swiss has agreed to purchase the TILL claims from three Yellowknife prospectors, the “Vendors”, (M. Braden, L. Dewar and T. Teed), for 900,000 common shares and $20,000; subject to receiving regulatory approval.  The Vendors retain 2% gross overriding royalty (“GORR”) on any diamond production, of which Anglo Swiss may purchase 1% point for $1,000,000.  A kimberlite “discovery bonus” is included by which the Company will pay to the Vendors 150,000 common shares for each new kimberlite discovered.

On behalf of the Board of Directors,

Signed/  “Len Danard”

Anglo Swiss Resources Inc.

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER:

Section 85(1) of the Act (British Columbia)

Section 146(1) of the Act (Alberta)

ITEM 1. Reporting Issuer

Anglo Swiss Resources Inc.

#1904 – 837 West Hastings Street

Vancouver, British Columbia,  V6C 3N7

Phone: 604-683-0484

ITEM 2. Date of Material Change

June 24, 2005*

ITEM 3. Press Release

The Press Release was issued in Vancouver, British Columbia, on June 27, 2005 via CCN Mathews News Service.

ITEM 4. Summary of Material Change

Anglo Swiss Resources Inc. has entered into an agreement with New Shoshoni Ventures Ltd. (“New Shoshoni”), whereby Anglo Swiss may earn up to a 60% interest in the New Shoshoni’s Li 201 Kimberlite property, NWT.

The Li 201 property, which covers approximately 58,284 acres, is underlain by rocks of the Slave Craton, which locally host the Ekati and Diavik diamond mines (approximately 60 and 90 kilometres from Li 201 respectively).

ITEM 5. Full Description of Material Change

Anglo Swiss may earn an initial 50% interest in the property by incurring $3,000,000 in exploration expenditures on the property ($200,000 in the 1st year; $400,000 in the 2nd year, $800,000 in the 3rd year and $1,600,000 in the 4th year), issuing 400,000 shares to New Shoshoni upon TSX Venture Exchange (the “Exchange”) approval, and making total cash payments of $130,000 to New Shoshoni.

i)

$25,000 on or before July 31, 2005, firm commitment;

ii)

$30,000 on or before May 25, 2006;

iii)

$35,000 on or before May 25, 2007;

iv)

$40,000 on or before May 25, 2008

Anglo Swiss may earn an additional 10% interest in the property by incurring an additional $3,200,000 in exploration expenditures on the property within 60 months of Exchange approval of the agreement.

New Shoshoni will also receive kimberlite bonuses for new kimberlites discovered on these claims. The first kimberlite discovery would result in the issuance of 250,000 shares of Anglo Swiss to New Shoshoni, subsequent kimberlite discoveries would result in the issuance of 100,000 shares each, up to a cumulative total of 1,000,000 shares.

The Li 201 property is subject to a 3% Gross Overriding Royalty, 1/3 of which can be purchased by Anglo Swiss and New Shoshoni (on a pro-rata basis) for $2,500,000.

* Exchange approval received on July 20, 2005.

ITEM 6. Confidential Report

Not applicable.

ITEM 7. Omitted Information

Not applicable.

ITEM 8 Senior Officers

For further information please contact:

 Chris Robbins

 Vice-President

 #1904 – 837 West Hastings Street

 Vancouver, BC  V6C 3N7

 Tel: (604) 683-0484. email: angloswiss@shaw.ca

ITEM 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 27th day of July, 2005.

ANGLO SWISS RESOURCES INC.

Per:

/s/  “Chris Robbins”

Chris Robbins

Director

cc: TSX Venture Exchange

News Release dated June 27, 2005-08-22

ANGLO SWISS RESOURCES - LAC DE GRAS ACQUISITION

DIAMONDIFEROUS KIMBERLITE OPTIONED

Anglo Swiss Resources Inc. is pleased to announce that it has entered into an agreement with New Shoshoni Ventures Ltd. (“New Shoshoni”), whereby Anglo Swiss may earn up to a 60% interest in the New Shoshoni’s Li 201 Kimberlite property.

The Li 201 property, which covers approximately 58,284 acres, is underlain by rocks of the Slave Craton, which locally host the Ekati and Diavik diamond mines (approximately 60 and 90 kilometres from Li 201 respectively).  The area covered by the property was previously explored during 1996 and 1997 by a joint venture operated by Kennecott Canada Exploration.  Work at that time included regional scale till sampling to identify kimberlite indicator mineral (“KIM”) trains, airborne and ground geophysical surveying and diamond drilling of selected targets.  One new occurrence of kimberlite material was identified as a result of this program (Li 201) and is located on the claims.  This kimberlite occurrence consists of kimberlitic mud, various xenoliths and mantel-derived nodules.  The material is diamondiferous, and results of caustic fusion analysis performed by the Kennecott Canada Exploration micro diamond recovery plant at Thunder Bay, Ontario, are shown in the accompanying table.

1.

CAUSTIC FUSION RESULTS

DDH	Diamonds With one Dimension >0.5mm	Diamonds With all Dimensions < 0.5mm	Number Diamonds In 1.0 mm Sieve	Number Diamonds In 0.5mm Sieve	Total Diamond Count	Total Kilograms Processed
97LI201-02	7	27	0	1	34	168.8
97LI201-04	7	19	1	2	26	112.3
				TOTALS	60	281.1

Taken from Assessment Report prepared by Kevin Wallis, on the ICE and CIE claims, filed by Kennecott Canada Exploration Inc. for work performed between March 1996 and March 1998.

Anglo Swiss may earn an initial 50% interest in the property by incurring $3,000,000 in exploration expenditures on the property ($200,000 in the 1st year; $400,000 in the 2nd year, $800,000 in the 3rd year and $1,600,000 in the 4th year), issuing 400,000 shares to New Shoshoni upon TSX Venture Exchange (the “Exchange”) approval, and making total cash payments of $130,000 to New Shoshoni.

Anglo Swiss may earn an additional 10% interest in the property by incurring an additional $3,200,000 in exploration expenditures on the property within 60 months of Exchange approval of the agreement.

New Shoshoni will also receive kimberlite bonuses for new kimberlites discovered on these claims. The first kimberlite discovery would result in the issuance of 250,000 shares of Anglo Swiss to New Shoshoni, subsequent kimberlite discoveries would result in the issuance of 100,000 shares each, up to a cumulative total of 1,000,000 shares.

The Li 201 property is subject to a 3% Gross Overriding Royalty, 1/3 of which can be purchased by Anglo Swiss and New Shoshoni (on a pro-rata basis) for $2,500,000.

This acquisition is subject to Exchange approval.

Glen Macdonald, P. Geo., a Qualified Person under National Instrument 43-101, has approved the technical content of this News Release.

On behalf of the Board of Directors,

Signed/  “Len Danard”

Anglo Swiss Resources Inc.

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER:

Section 85(1) of the Act (British Columbia)

Section 146(1) of the Act (Alberta)

ITEM 1. Reporting Issuer

Anglo Swiss Resources Inc.

#1904 – 837 West Hastings Street

Vancouver, British Columbia,  V6C 3N7

Phone: 604-683-0484

ITEM 2. Date of Material Change

June 28, 2005*

ITEM 3. Press Release

The Press Release was issued in Vancouver, British Columbia, on June 30, 2005 via CCN Mathews News Service.

ITEM 4. Summary of Material Change

A 100% interest in  and to 13 mineral claims consisting of approximately 33,572.5 acres located in the Contwoyto Lake area of the Northwest Territories, known as the  PQ1-13 mineral claims, and have agreed to grant to ASW the exclusive option to acquire an undivided 100% interest  therein.

ITEM 5. Full Description of Material Change

The Agreement is dated June 28, 2005, and is an Option Agreement to acquire 100% interest to the claims from Kalac Holdings Ltd., and WGT Consultants (NWT) LTD., companies duly incorporated in the Province of British Columbia.

The purchase price is $50,000 ($25,000 within 30 days and $25,000 60 days from exchange acceptance) and 5,000,000 common shares paid within 5 business days of receiving approval from the TSX Venture Exchange.  Additional shares of ASW shall be issued to Kalac as follows:

250,000 shares on the discovery of each new kimberlite body to a cumulative total of 1,000,000 shares (the “Kimberlite Bonus”).

The Property is subject to a 2% Gross Overriding Royalty in favour of Kalac (“GORR”) as defined in Schedule B. The parties agree that up to a maximum of 1% GORR may be purchased by ASW for the  price of $1,000,000.

* Exchange approval received on July 20, 2005.

ITEM 6. Confidential Report

Not applicable.

ITEM 7. Omitted Information

Not applicable.

ITEM 8 Senior Officers

For further information please contact:

 Chris Robbins

 Vice-President

 #1904 – 837 West Hastings Street

 Vancouver, BC  V6C 3N7

 Tel: (604) 683-0484. email: angloswiss@shaw.ca

ITEM 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 27th day of July, 2005.

ANGLO SWISS RESOURCES INC.

Per:

/s/  “Chris Robbins”

Chris Robbins

Director

cc: TSX Venture Exchange

News Release dated June 30, 2005-08-22

ANGLO SWISS RESOURCES ACQUIRES ADDITIONAL LAC DE GRAS
DIAMOND CLAIMS – INTEREST IN EXCESS OF 108,000 ACRES IN THE NWT.

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin - AMO) is pleased to report it has entered into an agreement with a private prospecting syndicate, whereby Anglo Swiss will acquire a 100% interest in 13 mineral claims PQ 1-13, covering approximately 33,572 acres in the Lac de Gras area of the NWT.

These claims are contiguous to the recently optioned Li 201 property (New Shosohoni Diamondiferous Kimberlite Option announced June 27, 2005) and trains of Kimberlite Indicator Minerals (“KIM’s”) have been observed on these claims. The property is underlain by rocks of the Slave Craton, which locally host the Ekati and Diavik diamond mines (approximately 60 and 90 kilometres from the Li 201 property respectively).

In light of the close proximity to a known diamondiferous kimberlite and the presence of KIM’s, management is of the opinion that this property is highly prospective for the discovery of diamonds and that the acquisition of these claims significantly enhances the Company’s property position in the Lac de Gras region.

This acquisition is subject to Exchange approval and requires the Company to make cash payments totaling $50,000 and issuing 5,000,000 shares of Anglo Swiss to the vendors.  The Vendors retain a 2% gross overriding royalty (“GORR”) on any diamond production, of which the Company may purchase 1% point for $1,000,000.  A kimberlite “discovery bonus” is included by which the Company will pay to the Vendors 250,000 common shares for each new kimberlite discovered, to a maximum of 1,000,000 shares.

Anglo Swiss Resources Inc. now has an interest in over 108,487 acres of mineral claims in the Lac de Gras area which hosts two producing diamonds mines and has extensive known diamondiferous kimberlites and KIM’s throughout the area. The Company also controls 100% of the 76,570 acre McAllister property (News release dated January 20, 2005) located in south-eastern British Columbia, which has been identified as the host of a potential diamondiferous lamproite.

On behalf of the Board of Directors,

signed  “Len Danard”

Anglo Swiss Resources Inc.